Exhibit 99.2

TASMAN METALS LTD.
(the “Company”)

CHANGE OF STATUS REPORT

TO:	British Columbia Securities Commission
Alberta Securities Commission

Pursuant to section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company hereby provides notice that as a result of the delisting of the Company’s common shares from the NYSE MKT LLC on February 5, 2016, and the common shares qualified for quotation in the United States on the OTCQB, effective February 5, 2016, the Company has become a “venture issuer” as defined in NI 51-102.

Dated this 5th day of February, 2016.

TASMAN METALS LTD.

Per:	/s/ Nick DeMare

	Name:	Nick DeMare
	Title:	Chief Financial Officer